EXHIBIT 99.1

Hut 8 Provides Update on Business Combination with USBTC

TORONTO, March 10, 2023 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or the "Company"), one of North America's largest, innovation-focused digital asset mining pioneers, and high performance computing infrastructure provider, is pleased to announce that it has received a no-action letter from the Competition Bureau of Canada ("Competition Bureau") in respect of the Company's previously announced proposed business combination pursuant to which Hut 8 and U.S. Data Mining Group, Inc. dba US Bitcoin Corp. ("USBTC") will combine in an all-stock merger of equals (the "Transaction"). The no-action letter confirms that the Competition Bureau does not, at this time, intend to challenge the Transaction before the Competition Tribunal under the merger provisions under the Competition Act.

"As we continue to work towards closing the proposed transaction with USBTC, the issuance of this no-action letter is a positive development as it satisfies the Competition Act Approval condition in the business combination agreement. We appreciate the Competition Bureau's professionalism throughout its review process," said Jamie Leverton, CEO of Hut 8.

Completion of the Transaction remains subject to the remaining regulatory approvals, shareholder approval, court approval, and other customary closing conditions of the Transaction.

About Hut 8

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two operational digital asset mining sites located in Southern Alberta, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any digital asset miner or publicly-traded company globally. With over 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and predominantly emission-free sources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

FORWARD-LOOKING INFORMATION

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Specifically, such forward-looking information included in this press release include, but are not limited to, statements with respect to the ability of Hut 8 and USBTC to complete the Transaction, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions of the Transaction.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. Material assumptions include: assumptions regarding the level of demand and financial performance of the digital asset industry; the ability to obtain requisite approvals (including shareholder, stock exchange, regulatory, and court approvals) and the satisfaction of other conditions to the consummation of the Transaction on the proposed terms or at all and the anticipated timeline for the completion of the Transaction. Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. For a complete list of the factors that could affect the Company, please see the "Risk Factors" section of the Company's Annual Information Form dated March 9, 2023, in the "Risks and Uncertainties" section of the Company's Management's Discussion and Analysis for the year ended December 31, 2022 and Hut 8's other continuous disclosure documents which are available on Company's website at www.hut8.io, under the Company's SEDAR profile at www.sedar.com and under the Company's EDGAR profile at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8 or its business; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8's future decisions and actions will depend on management's assessment of all information at the relevant time. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE Hut 8 Mining Corp

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For further information: Investor contact: Sue Ennis, sue@hut8.io; Media contact: Yamini Coen, yamini.coen@hut8.io

CO: Hut 8 Mining Corp

CNW 06:30e 10-MAR-23